NEWS RELEASE

Canarc Satisfies TSX Continued Listing Requirements

Vancouver, Canada – September 3, 2014 – Canarc Resource Corp (the “Company”). (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) is pleased to announce that the Continued Listings Committee of Toronto Stock Exchange (“TSX”) has determined that the Company satisfies TSX’s continued listing requirements.

“Catalin Chiloflischi”

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Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF).  The Company is currently seeking a partner to advance its core asset, the 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia, to feasibility. Canarc is also seeking to acquire an operating or pre-production gold mine in the Americas.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the Company’s plans and goals, the Windfall Hills drilling program, the successful completion of the TSX continued listing review, the ability of the Company to maintain the listing of its common shares on the TSX, and the merits of the mineral properties of Company. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results “will”, "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".